

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
199 Water Street
28th Floor
New York, NY 10038

>   **Re: Seaport Entertainment Group Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form 10-12B**
>   **Submitted March 26, 2024**
>   **CIK 002009684**

Dear Anton D. Nikodemus:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form 10-12B, Submitted March 26, 2024

Information Statement
Questions and Answers...
"What are the conditions to the distribution?", page iv

1.   We note your response to prior comment 1 and reissue in part. We acknowledge the additional disclosure that HHH may waive any or all of these conditions; however, please address specifically whether the spin-off is contingent upon an exchange's approval of your listing application or please confirm to us that a spin-off may still proceed without an exchange's approval.

Risk Factors
Risks Related to the Separation and Our Relationship with HHH
HHH may compete with us., page 35

2.   We note your new disclosure on page 101 describing the Separation Agreement, including that the term of the Separation Agreement is indefinite. Considering that the Separation Agreement provides HHH with privileges that your other competitors do not have, please include disclosure identifying the Separation Agreement as a source of HHH's potential competitive advantage.

General Risks
We may be subject to legal proceedings or investigations, the resolution of which could negatively affect our business, financial..., page 43

3.   We note your new disclosure on page 22 stating that you are subject to various lawsuits related to the 250 Water Street development. Please update this risk factor if the risk is no longer hypothetical.

Segment Operating Results
Hospitality, page 65

4.   Revise to provide additional attribution to the specific causes of the $10.0 million decrease in food and beverage revenue which you indicate is due to reduced restaurant performance as a result of poor weather conditions, fewer private events, and the closure of a restaurant concept in the fourth quarter of 2022.

Business
Competitive Strengths
Scalable Platform, page 76

5.   We note your response to prior comment 18. Please expand on what is meant by "concept changes" so potential investors can better understand the significance of excluding such impact.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Julian Kleindorfer